UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-42505

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Huachen AI Parking Management Technology Holding Co., Ltd

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No.1018 Haihe Road, Dushangang Town
Pinghu City, Jiaxing
Zhejiang Province, China 314205
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

In connection with the annual general meeting of shareholders of Huachen AI Parking Management Technology Holding Co., Ltd (the “Company”), attached hereto and incorporated by reference herein are Notice of Annual General Meeting and Proxy Statement and Form of Proxy Card.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Annual Shareholder Meeting and Proxy Statement
99.2	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Huachen AI Parking Management Technology Holding Co., Ltd
Date: April 18, 2025	By:	/s/ Bin Lu
	Name:	Bin Lu
	Title:	Chief Executive Officer

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